40-33



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

Branch 18
811-01474

AIM STOCK FUNDS

June 1, 2005




05060952


PROCESSING
SECTION
RECEIVED
JUN 07 2005
198
SEC MAIL
WASH., D.C.

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc. and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Management Group Inc. and A I M Distributors, Inc., a distributor, a copy of **DTI Financial, Inc.'s Surreply to Respondents' Reply to Claimant's Response to Respondents' Motion to Dismiss and DTI Financial, Inc.'s Motion for Summary Judgement Against A I M Distributors, Inc. and A I M Management Group Inc.** in *DTI Financial, Inc. v. A I M Management Group Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
JUL 26 2005
THOMSON
FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\DTI Financial Inc\NASD Arbitration\Corr\L-060105SEC.doc
L-060105 (1) vtt

BEFORE THE
NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.
IN THE MATTER OF THE ARBITRATION BETWEEN

DTI FINANCIAL, INC.	§	
	§	
Claimant,	§	
	§	**ARBITRATION NO.: 04-02421**
V.	§	
	§	
A I M DISTRIBUTORS, INC. and	§	
A I M MANAGEMENT GROUP, INC.	§	
	§	
Respondents.	§	

DTI FINANCIAL, INC.'S SURREPLY
TO RESPONDENTS' REPLY TO CLAIMANT'S RESPONSE
TO RESPONDENTS' MOTION TO DISMISS

AND

DTI FINANCIAL, INC.'S MOTION FOR SUMMARY JUDGMENT
AGAINST A I M DISTRIBUTORS, INC. AND A I M MANAGEMENT GROUP, INC.

COMES NOW DTI Financial, Inc. ("DTI") and files it's surreply to Respondent's Motion to Dismiss, and further seeks dispositive relief against A I M Distributors, Inc. and A I M Management Group, Inc. ("AIM") by concurrently filing DTI's Motion for Summary Judgment and Affidavit of Deepak Gulati. DTI would show as follows:

I.
Summary of Argument

DTI respectfully submits this surreply to address the significant causes of action brought against AIM. Specifically, without waiving any of the other causes of action previously asserted, DTI herein discusses it's claims against AIM of (i) breach of contract, (ii) fraud, (iii) breach of fiduciary duty, and (iv) violations of the Investment Company Act of 1940.

Further, as AIM asks the panel for dispositive relief by filing its' Motion to Dismiss, DTI similarly requests for dispositive relief in the form of an award in DTI's favor that is justly based on the entire record and DTI's Motion for Summary Judgment and attached Affidavit of Deepak Gulati. In this regard, and in order to facilitate an appropriate award, DTI attaches a calculation of its damages for the panel's approval.

II.
AIM'S Breach of Contract

In order to establish that a defendant has breached a contract, Texas law requires a plaintiff to establish the following four elements:[1]

1) The plaintiff and defendant had a valid, enforceable contract;
2) The plaintiff performed, tendered performance, or was excused from performing its contractual obligations;
3) The defendant breached the contract; and
4) The defendant's breach caused plaintiff injury.

DTI and AIM had valid, enforceable contracts.

There is no dispute that on August 31, 1987, DTI entered into two valid written contracts with AIM in order to sell AIM funds and in order to receive brokerage commissions and Rule 12b-1 fees (collectively, "Fees") from AIM for the sale of AIM's funds. AIM paid all such Fees to DTI until June 30, 1992 in compliance with AIM's contractual obligation.[2]

DTI performed, tendered performance, or was excused from performing its contractual obligations. As of June 30, 1992, the date AIM breached both agreements by failing to continue to pay the Fees, DTI had continued to perform its contractual obligations.[3] As of June 30, 1992,

---

[1] *Southwell v. University of the Incarnate Word*, 974 S.W.2d 351, 354-55 (Tex.App.—San Antonio 1998, pet. denied); *Hussong v. Schwan's Sales Enter., Inc.*, 896 S.W.2d 320, 326 (Tex.App.—Houston [1st Dist.] 1995, no writ); *Snyder v. Eanes ISD*, 860 S.W.2d 692, 695 (Tex.App.—Austin 1993, writ denied); *City of Corpus Christi v. Bayfront Assocs.*, 814 S.W.2d 98, 103 (Tex.App.—Corpus Christi 1991, writ denied); *Ryan v. Superior Oil Co.*, 813 S.W.2d 594, 596 (Tex.App.—Houston [14th Dist.] 1991, writ denied); *Landrum v. Devenport*, 616 S.W.2d 359, 361 (Tex.App.—Texarkana 1981, no writ).
[2] See attached Exhibit 1, Affidavit of Deepak Gulati.
[3] *Id.*

DTI was a member in good standing with the NASD as a broker-dealer.[4] In fact, for purposes of fulfillment of the two agreements, DTI continues to be in good standing with the NASD through its agent and management company that DTI retained to manage the AIM accounts.[5]

Also, at the time of AIM's breach of both agreements, DTI continued to fulfill its obligations as outlined in each agreement.[6]

Specifically, Paragraph 1 of the Dealer Assistance Agreement for Sale of Shares of the AIM Mutual Funds requires that "To the extent that you provide distribution assistance and administrative support services to customers who may from time to time directly or beneficially own shares of the Funds, including but no limited to, distributing sales literature, answering routine customer inquiries regarding the Funds, assisting customers in changing dividend options, account designations and addresses, and in enrolling into any of several special investment plans offered in connection with the purchase of the Funds' shares, assisting in the establishment and maintenance of customer accounts and records and in the processing of purchase and redemption transactions, investing dividends and capital gains distributions automatically in shares and providing such other services as the Funds or the customer may reasonably request, we shall pay you a fee periodically."

As of June 30, 1992, DTI continued to fulfill all of its obligations under the Dealer Assistance Agreement for Sale of Shares of the AIM Mutual Funds, including the ones contained in Paragraph 1 of the Dealer Assistance Agreement for Sale of Shares of the AIM Mutual Funds agreement.[7]

---

[4] See attached Exhibit 1, Affidavit of Deepak Gulati.
[5] *Id.*
[6] *Id.*
[7] *Id.*

F:\CACLIENTS\Dee Gulati\Pleadings\MotDismiss\SurreplySJMtn.doc

The second agreement executed among the parties is "The Selected Dealer Agreement for Investment Companies Managed by A I M Advisors, Inc."[8] Essentially, this agreement was entered into in order for DTI to receive ongoing periodic commissions for selling shares of AIM's various registered investment companies.[9] It cannot be disputed that DTI had fulfilled its obligation to sell these shares. In fact, prior to June 30, 1992, DTI had sold approximately $3,000,000 of AIM's registered investment company shares and AIM was paying DTI commissions it was obligated to pay under the contract.[10] Thus DTI had clearly fulfilled its major obligation under this second agreement of selling AIM's registered investment company shares.

AIM breached the contracts.

In February 1992, DTI had numerous clients that had sent in, through DTI, approximately $3,000,000 to invest in the AIM family of Mutual Funds.[11] Many of DTI's clients were also on monthly savings plans under which dollars would continue to be sent into AIM, and DTI wanted to ensure that these commissions and 12B-1 Fees payable to DTI would continue to be paid by AIM.[12] The other option in 1992 was to close all these accounts with AIM and transfer DTI's clients and their monies to other mutual funds.[13]

Mr. Deepak Gulati, President of DTI, discussed these options with Mr. Wayne Lazier, who at the time was DTI's Marketing contact at AIM in New York via telephone in February 1992.[14] Mr. Lazier did not want DTI to move $3,000,000 out of AIM funds and assured Mr. Gulati that DTI could transfer its clients to another Broker/Dealer to manage and AIM would

---

[8] See attached Exhibit 1, Affidavit of Deepak Gulati.
[9] *Id.*
[10] *Id.*
[11] *Id.*
[12] *Id.*
[13] *Id.*
[14] *Id.*

continue to pay the new manager that DTI retained the commissions and 12B-1 fees payable to DTI.[15] After this agreement with AIM and at Mr. Lazier's direction, the following occurred:

1. Mr. Gulati wrote a letter to AIM in March 1992 informing AIM of this change.[16, 17]
2. Mr. Marc Stashower, who had been working with DTI since 1985 went to work with Victorson Associates.[18]
3. Mr. Gulati sent a copy of the letter to Mr. Wayne Lazier in March 1992 and followed up with him around mid-March 1992. He confirmed receipt of the letter and of DTI and AIM's agreement being in place.[19]

After this communication, Mr. Gulati did not hear from Mr. Lazier or anyone else at AIM.[20] At this time, and as of June 30, 1992, AIM did not give any indication to DTI that AIM would stop paying the Fees to DTI and begin to pay itself the Fees.[21] Neither did anyone at AIM inform DTI that DTI's letter dated March 3, 1992 had caused a breach of either agreement.[22]

After receiving the letter from Mr. Gulati in March 1992, AIM stopped sending the Fees due and payable to DTI as of July 1992.[23] Despite DTI's written instructions and agreement with AIM to pay these Fees to Victorson instead of DTI Financial as of July 1992, AIM transferred DTI Financial accounts to AIM's own name and kept the monies due for commissions for its own benefit.[24]

Essentially, AIM had a continuing affirmative duty to pay the Fees to DTI under the two agreements dated August 31, 1987, and AIM failed to do so. Therefore, AIM breached both of the agreements.

---

[15] See attached Exhibit 1, Affidavit of Deepak Gulati.
[16] See attached Exhibit 2, correspondence dated March 3, 1992, from DTI to Mr. John Caldwell, Senior Vice President of AIM Distributors, Inc.
[17] Exhibit 1.
[18] *Id.*
[19] *Id.*
[20] *Id.*
[21] *Id.*
[22] *Id.*
[23] *Id.*
[24] *Id.*

AIM's breach caused DTI injury.

AIM's non-payment of the Fees owed to DTI pursuant to the above stated agreements caused a direct injury to DTI, amounting to $258,334.15 in unpaid Fees[25] and $194,027.42 in pre-judgment interest[26]. In addition, DTI seeks other types of damages discussed below.

III.
AIM has Committed Fraud against DTI

In order to establish that a defendant has committed fraud, Texas law requires a plaintiff to establish the following elements[27]:

1) The defendant made a representation to the plaintiff;

2) The representation was material;

3) The representation was false;

4) When the defendant made the representation, it (a) knew the representation was false, or (b) made the representation recklessly, as a positive assertion, and without knowledge of its truth;

5) The defendant made the representation with the intent that the plaintiff act on it;

6) The plaintiff relied on the representation; and

7) The representation caused the plaintiff injury.

As previously stated, in February 1992, DTI had numerous clients that had sent in, through DTI, approximately $3,000,000 to invest in the AIM family of Mutual Funds.[28] Many of DTI's clients were also on monthly savings plans under which dollars would continue to be sent into AIM, and DTI wanted to ensure that these commissions and 12B-1 fees payable to DTI

[25] See attached Exhibit 3, representing a detailed calculation of unpaid commissions and 12b-1 fees.
[26] See attached Exhibit 4, representing a detailed calculation of pre-judgment interest.
[27] *Johnson & Higgins, Inc. v. Kenneco Energy, Inc.*, 962 S.W.2d. 507, 524 (Tex.1998); *Formosa Plastics Corp. v. Presidio Eng'rs & Contractors, Inc.*, 960 S.W.2d. 41, 47-48 (Tex.1998).
[28] See attached Exhibit 1, Affidavit of Deepak Gulati.

would continue to be paid by AIM.[29] The other option in 1992 was to close all these accounts with AIM and transfer DTI's clients and their monies to other mutual funds.[30]

Mr. Gulati, President of DTI, discussed these options with Mr. Wayne Lazier, who at the time was DTI's Marketing contact at AIM in New York, via telephone in February 1992.[31] Mr. Lazier did not want DTI to move $3,000,000 out of AIM funds and **assured** Mr. Gulati that DTI could transfer its clients to another Broker/Dealer to manage and AIM would continue to pay the new manager that DTI retained the commissions and 12B-1 fees payable to DTI.[32] Following this agreement with AIM and at Mr. Lazier's direction, Mr. Gulati did the following:

1. DTI wrote a letter to AIM in March 1992 informing AIM of this change.[33, 34]
2. Mr. Marc Stashower, who had been working with DTI since 1985 went to work with Victorson Associates.[35]
3. Mr. Gulati sent a copy of the letter to Mr. Wayne Lazier in March 1992 and followed up with him around mid-March 1992. He confirmed receipt of the letter and of DTI and AIM's agreement being in place.[36]

Mr. Wayne Lazier, on behalf of AIM, made material representations to Mr. Gulati that were false. AIM did not intend to either (i) allow the transfer of accounts, or (ii) continue to pay DTI the Fees. Mr. Lazier recklessly made a positive assertion when he assured Mr. Gulati that DTI could transfer its clients to another Broker/Dealer, and later by his lack of any objection to Mr. Gulati's correspondence confirming the change. Despite representing to the contrary, it is now apparent that AIM had no intention of honoring the agreement between Mr. Lazier and Mr. Gulati, as AIM chose not to make any payments to Victorson beginning in July 1992.

[29] See attached Exhibit 1, Affidavit of Deepak Gulati.
[30] *Id.*
[31] *Id.*
[32] *Id.*
[33] Exhibit 2.
[34] Exhibit 1.
[35] *Id*
[36] *Id.*

Further, AIM did not attempt to contact Mr. Gulati to let him know that there was a problem with DTI's proposed arrangement outlined in the March 3, 1992 letter to Mr. Caldwell.[37] A simple phone call would have accomplished this. AIM simply chose not pay any further Fees to DTI. AIM did not pay any of those Fees to Victorson or to Marc Stashower either.[38] AIM consciously decided not to return the client base of approximately $3,000,000 to DTI, clearly an income producing asset.[39] Instead, AIM simply decided that the best option is to start paying itself thousands of dollars in Fees.

It is clear that Mr. Lazier and AIM intended DTI to rely on Mr. Lazier's representations and later acquiescence, and in fact DTI did so. DTI assumed that according to DTI's instructions, AIM had stopped paying DTI and had started paying Victorson in July 1992.[40] DTI had an agreement to share the Fees with Victorson beginning in July 1992.[41] DTI did not receive any part of the Fees after June 1992, and the Fees all went to AIM.[42]

The intentional behavior of AIM to wrongfully re-direct Fees that did not belong to it not only caused injury to DTI, but is also unexcused. Further, Paragraph 9 of "The Selected Dealer Agreement for Investment Companies Managed by A I M Advisors, Inc." executed among the parties in 1987 states, in part, that "You and we agree to abide by the Rules of Fair Practice of the NASD ......". By contract, these Rules apply to AIM's behavior, including non-payment of Fees to DTI and the meritless re-routing of the Fees to itself, and are a violation of these Rules.

In its Statement of Claims, DTI has asked that the panel award DTI exemplary, compensatory and punitive damages in the amount of $4,000,000. DTI again asks for this relief.

[37] See attached Exhibit 1, Affidavit of Deepak Gulati.
[38] *Id*
[39] *Id.*
[40] *Id.*
[41] *Id.*
[42] *Id.*

F:\CLIENTS\Dee Gulati\Pleadings\MtnDismissSurreplySJMtn.doc

IV.
AIM'S Breach of Fiduciary Duty owed to DTI

In order to establish that a defendant has breached its fiduciary duty, Texas law requires a plaintiff to establish the following elements[43]:

1) The plaintiff and defendant had a fiduciary relationship;
2) The defendant breached its fiduciary duty to the plaintiff; and
3) The defendant's breach resulted in (a) injury to the plaintiff, or (b) benefit to the defendant.

DTI and AIM had a fiduciary relationship. Contrary to AIM's assertions, DTI and AIM had a fiduciary relationship. In its response, AIM cites case law examples that support a fiduciary duty among (i) attorney and client trustee and beneficiary, and between partners, (ii) executor and estate, (iii) parent and child, (iv) partners, (v) corporate officers and shareholders collectively, (vi) escrow agent and parties to escrow agreement, and (vii) joint ventures.

AIM then cites case examples in which no fiduciary duty was recognized: (i) franchisor and franchisee, (ii) joint property owners, (iii) depositor and depository, and (iv) borrower and lender.

There is no doubt that AIM extensively researched the issue of when a fiduciary relationship is and is not recognized under Texas law. The fact is, however, that none of the examples cited by AIM is on point (i.e., none refer to the relationship between a large brokerage company and a small commissioned Broker/Dealer). Perhaps the existence, or a lack thereof, of a fiduciary relationship is a fact specific inquiry decided on a case by case basis. AIM did not have the 'arm's length' business relationship that it claims to have had with DTI. In reality, due to its sheer size and available resources, AIM possessed a great deal of influence over DTI and

[43] *Burrow v. Arce*, 997 S.W.2d 229, 238-39 (Tex.1999); *Kinzbach Tool Co. v. Corbett-Wallace Corp.*, 160 S.W.2d 509, 513-14 (Tex.1942); *Hawthorne v. Guenther*, 917 S.W.2d 924, 934-35 (Tex.App.—Beaumont 1996, writ denied); *Dearing Inc. v. Spiller*, 824 S.W.2d 728, 733-34 (Tex.App.—Fort Worth 1992, writ denied).

other small Broker/Dealers. Texas law recognizes that a fiduciary relationship may arise either as a result of dominance on the part of one or weakness and dependence on the part of the other.[44] At the time AIM stopped paying DTI the Fees, DTI had no other source of income and was dependent solely on the Fees being received from AIM.[45]

AIM breached its fiduciary duty to DTI. Texas law sets forth various types of duties that a fiduciary may breach. Relevant to the case at hand, AIM has breached the following types of duties owed to DTI: (i) Duty of loyalty and utmost good faith[46], (ii) duty to refrain from any self-dealing[47], duty to act with integrity of the strictest kind[48], and a duty of fair, honest dealing[49]. Instead of continuing to pay the Fees to DTI, AIM unjustifiably decided to pay those Fees to itself. Clearly, AIM participated in self-dealing and greatly profited from it. Further, by not communicating at all with DTI after March 1992, which is inconsistent with the continual communication AIM had with DTI prior to this time, and by not closing out DTI's AIM accounts and returning the $3,000,000 worth of clients to DTI, AIM acted disloyally, in bad faith, with no integrity, and in an unfair and dishonest manner.

AIM's breach resulted in (a) injury to DTI, or (b) benefit to AIM. It is clear that because of non-payment of Fees payable to DTI and because of paying those Fees to itself at a time when the agreements among DTI and AIM were valid, and DTI was a member in good standing of the NASD, AIM caused injury to the DTI <u>and</u> AIM benefited from the situation.

---

[44] *Texas Bank & Trust Co. v. Moore*, 595 S.W.2d 502, 508 (Tex.1980); *Associated Indem. Corp. v. CAT Contracting, Inc.*, 918 S.W.2d 580, 596 (Tex.App.—Corpus Christi 1996), *aff'd in relevant part*, 964 S.W.2d 276 (Tex.1998).
[45] See attached Exhibit 1, Affidavit of Deepak Gulati.
[46] *Kinzbach Tool Co. v. Corbett-Wallace Corp.*, 160 S.W.2d 509, 513-14 (Tex.1942); *Hawthorne v. Guenter*, 917 S.W.2d 924, 934 (Tex.App.—Beaumont 1996, writ denied).
[47] *Dearing Inc. v. Spiller*, 824 S.W.2d 728, 733 (Tex.App.—Fort Worth 1992, writ denied); *Mims v. Beall*, 810 S.W.2d 876, 880-81 (Tex.App.—Texarkana 1991, no writ).
[48] *Hartford Cas. Ins. Co. v. Walker Cty. Agency, Inc.* 808 S.W.2d 681, 687-88 (Tex.App.—Corpus Christi 1991, no writ).
[49] *Kinzbach Tool Co.*, 160 S.W.2d at 512; *Hartford Cas. Ins. Co.*, 808 S.W.2d at 687-88.

V.
AIM's Violations of the Investment Company Act of 1940 ("ICA")

The "Dealer Assistance Agreement for Sale of Shares of the AIM Mutual Funds" executed by the parties on August 31, 1987 is a contract that was wholly drafted by AIM. DTI did not have any input in its drafting, and DTI did not change it in any way.[50] The agreement begins as follows: "Dear Sir: This Dealer Assistance Agreement (the "Agreement") has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act") by each of the AIM-managed mutual funds (or designated classes of such funds) listed on Schedule A to this Agreement (the "Funds"), under a Distribution Plan (the "Plan") adopted pursuant to said Rule."

DTI disagrees with AIM's bald assertion that DTI has no private cause of action under the ICA. DTI asserts and brings to the attention of the panel violations of the ICA that AIM has committed in its dealings with DTI, which violations further reflect the fact that AIM does not abide by the rules and regulations it is obligated to follow.

AIM's Violation of Paragraph (b)(3)(i) of Rule 12b-1. Rule 12b-1, Paragraph (b)(3)(i) under the ICA requires that any agreements relating to a plan shall continue in effect for a period of more than one year from the date of its execution or adoption only so long as such continuance is specifically approved annually by a vote of the disinterested board of directors of such company, cast in person at a meeting called for the purpose of voting on such agreement.

When asked in discovery what criteria AIM used in deciding to stop paying Fees to DTI, AIM completely failed to address what, if any, procedures AIM followed under Rule 12b-1 even though the "Dealer Assistance Agreement for Sale of Shares of the AIM Mutual Funds" was adopted pursuant to Rule 12b-1. Unsure of what AIM did, DTI can only envision one of the

---

[50] See attached Exhibit 1, Affidavit of Deepak Gulati.

following two possibilities: AIM's board either (i) specifically approved the 12b-1 agreement with DTI each year from 1992 through 2001, or (ii) it did not do so.

In the event that such approval was made each of those years as to DTI's 12b-1 agreement, AIM owes the 12b-1 fees to DTI. On the other hand, if the board specifically did not approve this 12b-1 agreement, then AIM had an obligation to promptly return the underlying $3,000,000 investment monies entrusted to AIM by DTI. In no event did AIM have any justification to not return the funds to DTI.

Therefore, DTI was either owed the 12b-1 fees, or return of the underlying $3,000,000 investment funds. AIM intentionally and fraudulently did neither of these, and therefore violated Paragraph (b)(3)(i) of Rule 12b-1.

AIM's Violation of Paragraph (b)(3)(iv)(A) of Rule 12b-1. Paragraph (b)(3)(iv)(A) of Rule 12b-1 requires that an agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the disinterested members of the board of directors of such company or by vote of a majority of the outstanding voting securities of such company on not more than sixty days' written notice to any other party to the agreement.

If AIM contends that it terminated DTI's 12b-1 fee agreement on July 1, 1992 by vote of a majority of the disinterested members of the board of directors of AIM or by vote of a majority of the outstanding voting securities of AIM, thereby justifying non-payment of 12b-1 fees to DTI from that date forward, then AIM has violated Paragraph (b)(3)(iv)(A) of Rule 12b-1 because no written notice was provided to DTI within the required 60-day period.

As such, DTI asserts any alleged termination of DTI's agreement is invalid, the agreement remains in effect, and AIM is liable to DTI for 12b-1 fees earned for the period starting July 1, 1992 and ending April 1, 2001. Perhaps AIM chose not to send DTI the statutory notice of termination in order to avoid returning the underlying $3,000,000 investment funds belonging to DTI, and to illegally profit from the situation.

AIM has thus violated Paragraph (b)(3)(iv)(A) of Rule 12b-1, and has converted property belonging to DTI.

AIM's Violation of Paragraph (b)(3)(iv)(B) of Rule 12b-1. Paragraph (b)(3)(iv)(B) of Rule 12b-1 provides that an agreement will automatically terminate in the event of its assignment.

DTI contends that no such assignment was ever formally made under Paragraph (b)(3)(iv)(B). Therefore, unless AIM is able to demonstrate under the legal standards of Rule 12b-1 that DTI successfully assigned its 12b-1 agreement to Victorson, AIM cannot justifiably rely on Paragraph (b)(3)(iv)(B), and must pay the Rule 12b-1 fees due to DTI for the period starting July 1, 1992 and ending April 1, 2001.

Assuming, arguendo, that DTI successfully assigned its 12b-1 agreement to Victorson under Paragraph (b)(3)(iv)(B) of Rule 12b-1, such act of assignment would have automatically terminated DTI's 12b-1 agreement with AIM, leaving AIM with an obligation to return the $3,000,000 in investments to DTI. Unjustifiably however, AIM kept these funds, and even paid itself the 12b-1 fees as if AIM had earned these fees.

Clearly, AIM's fraudulent and deceitful behavior violates Paragraph (b)(3)(iv)(B) of Rule 12b-1, is unjustified, and is subject to punitive damages.

VI.
Damages and Relief Sought

DTI seeks the following damages and relief in its Motion for Summary Judgment:

a) Unpaid Rule 12b-1 fees and brokerage commissions AIM owes DTI for the period beginning July 1992 and ending March 2001, amounting to $258,334.15;[51]

b) Reasonable and necessary attorneys fees and costs DTI has incurred in pursuing its' claims;

c) Additional exemplary, compensatory and punitive damages in the amount of $4,000,000;

d) Pre-judgment interest in the amount of $194,027.42;[52]

e) Post-judgment interest to be calculated at a rate of 12%; and

f) All other relief, in law and in equity, to which DTI may be entitled.

VII.
Conclusion and Prayer

For these reasons, AIM's Motion to Dismiss should be denied in its entirety. Further, Claimant prays that the arbitration panel grant DTI's Motion for Summary Judgment and asks that the panel enter an award in favor of Claimant for all damages and relief sought.

Respectfully submitted,

ALI S. AHMED, P.C.



Salar Ali Ahmed
Federal Id No. 32323
State Bar No. 24000342
Travis Tower
1301 Travis Street, Suite 1200
Houston, Texas 77002
Telephone: (713) 223-1300
Facsimile: (713) 547-8910

ATTORNEY FOR CLAIMANT
DTI FINANCIAL, INC.

[51] See attached Exhibit 3, representing a detailed calculation of unpaid commissions and 12b-1 fees.
[52] See attached Exhibit 4, representing a detailed calculation of pre-judgment interest.

CERTIFICATE OF SERVICE

The undersigned hereby certifies that a true and correct copy of the foregoing was forwarded on May 31, 2005, in the following manner to:

(Via Facsimile No. (713) 651-5246 and USM)
Mr. David J. Levy
Mr. Charles Jason Rother
FULBRIGHT & JAWORSKI, L.L.P.
1301 McKinney, Suite 5100
Houston, Texas 77010-3095


Salar Ali Ahmed

EXHIBIT 1

BEFORE THE
NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.
IN THE MATTTER OF THE ARBITRATION BETWEEN

DTI FINANCIAL, INC.	§	
	§	
Claimant,	§	
	§	**ARBITRATION NO.: 04-02421**
V.	§	
	§	
A I M DISTRIBUTORS, INC. and	§	
A I M MANAGEMENT GROUP, INC.	§	
	§	
Respondents.	§	

AFFIDAVIT OF DEEPAK GULATI

Before me, the undersigned notary, on this day personally appeared Deepak Gulati, a person whose identity is known to me. After I administered an oath to him, upon his oath he said:

1. "My name is Deepak Gulati. I am capable of making this affidavit. I have personal knowledge of the facts stated in this affidavit, and they are true and correct.

2. I am the President of DTI Financial, Inc., Claimant herein.

3. Respondents in this arbitration are A I M Distributors, Inc. and A I M Management Group, Inc. ("AIM").

4. On August 31, 1987, DTI entered into two valid written contracts with AIM in order to sell AIM funds and in order to receive brokerage commissions and Rule 12b-1 fees (collectively, "Fees") from AIM for the sale of AIM's funds. AIM paid all such Fees to DTI until June 30, 1992 in compliance with AIM's contractual obligation.

5. As of June 30, 1992, the date AIM breached both agreements because of its' to failure to continue to pay Fees, DTI had continued to perform its contractual obligations.

6. As of June 30, 1992, DTI was a member in good standing with the NASD as a broker-dealer.

7. In fact, for purposes of fulfillment of the two agreements, DTI continues to be in good standing with the NASD through its agent and management company that DTI retained to manage the AIM accounts.

8. Also, at the time of AIM's breach of both agreements, DTI continued to fulfill its obligations as outlined in each agreement.

9. As of June 30, 1992, DTI continued to fulfill all of its obligations under the "Dealer Assistance Agreement for Sale of Shares of the AIM Mutual Funds", including the ones contained in Paragraph 1 of the Dealer Assistance Agreement for Sale of Shares of the AIM Mutual Funds agreement.

10. The second agreement executed among the parties is "The Selected Dealer Agreement for Investment Companies Managed by A I M Advisors, Inc." Essentially, this agreement was entered into in order for DTI to receive ongoing periodic commissions for selling shares of AIM's various registered investment companies.

11. Prior to June 30, 1992, DTI had sold approximately $3,000,000 of AIM's registered investment company shares and AIM was paying DTI commissions it was obligated to pay under the contract.

12. In February 1992, DTI had numerous clients that had sent in, through DTI, the approximately $3,000,000 to invest in the AIM family of Mutual Funds. Many of DTI's clients were also on monthly savings plans under which dollars would continue to be sent into AIM, and DTI wanted to ensure that these commissions and 12B-1 Fees payable to DTI would continue to be paid by AIM. The other option in 1992 was to close all these accounts with AIM and transfer DTI's clients and their monies to other mutual funds.

13. I discussed these options via telephone in February 1992 with Mr. Wayne Lazier, who at the time was DTI's Marketing contact at AIM in New York. Mr. Lazier did not want DTI to move $3,000,000 out of AIM funds and assured me that DTI could transfer its clients to another Broker/Dealer to manage and AIM would continue to pay the new manager that DTI retained the commissions and 12B-1 fees payable to DTI.

14. After this agreement with AIM and at Mr. Lazier's direction, the following occurred:

    a. I wrote a letter to AIM in March 1992 informing AIM of this change.

    b. Mr. Marc Stashower, who had been working with DTI since 1985 went to work with Victorson Associates.

    c. I sent a copy of the letter to Mr. Wayne Lazier in March 1992 and followed up with him around mid-March 1992. He confirmed receipt of the letter and of DTI and AIM's agreement being in place.

15. After this communication, I did not hear from Mr. Lazier or anyone else at AIM. At this time, and as of June 30, 1992, AIM did not give any indication to DTI that AIM would stop paying the Fees to DTI and begin to pay itself the Fees. Neither did anyone at AIM inform DTI that DTI's letter dated March 3, 1992 had caused a breach of either agreement.

16. After receiving the letter from me in March 1992, AIM stopped sending the Fees due and payable to DTI as of July 1992. Despite DTI's written instructions and agreement

with AIM to pay these Fees to Victorson instead of DTI Financial as of July 1992, AIM transferred DTI Financial accounts to AIM's own name and kept the monies due for commissions for its own benefit.

17. Further, AIM did not attempt to contact me to let me know that there was a problem with DTI's proposed arrangement outlined in the March 3, 1992 letter to Mr. Caldwell. AIM did not pay any of those Fees to Victorsón or to Marc Stashower either.

18. AIM consciously decided not to return the client base of approximately $3,000,000 to DTI, clearly an income producing asset.

19. It is clear that Mr. Lazier and AIM intended DTI to rely on Mr. Lazier's representations and later acquiescence, and in fact DTI did so. DTI assumed that according to DTI's instructions, AIM had stopped paying DTI and had started paying Victorson in July 1992. DTI had an agreement to share the Fees with Victorson beginning in July 1992. DTI did not receive any part of the Fees after June 1992, and the Fees all went to AIM.

20. At the time AIM stopped paying DTI the Fees, DTI had no other source of income and was dependent solely on the Fees being received from AIM.

21. The "Dealer Assistance Agreement for Sale of Shares of the AIM Mutual Funds" executed by the parties on August 31, 1987 is a contract that was wholly drafted by AIM. DTI did not have any input in its drafting, and DTI did not change it in any way.

22. After years of discussions by Marc Stashower with AIM, AIM finally transferred the DTI accounts over to Victorson in April 2001. Since 2001, the Fees from AIM have been paid on a timely basis.

23. The open issue is that AIM has still not paid commissions and 12B-1 fees on these accounts for the period 1992 through 2001.

24. These delays and internal errors within AIM do not in any way negate the agreements AIM made with me in 1992."


5/27/05

DEEPAK GULATI

F:\C:\Documents and Settings\gulati\My Documents\Affidavit\DonGulati.doc

THE STATE OF FLORIDA §
COUNTY OF Orange §
§

This instrument was acknowledged before me on the 27th day of May 2005, by DEEPAK GULATI, Claimant herein.


KEVIN MOSS
Notary Public, State of Florida
My comm. expires Mar. 23, 2009
No. DD 410400

Notary Public in and for the State of Florida

F:\C:\Documents and Settings\gulati\My Documents\AffidavitOonGulati.doc

EXHIBIT 2

DTI FINANCIAL, INC.
INVESTMENT BANKERS
Member: NASD • SIPC
551 MADISON AVENUE • TENTH FLOOR
NEW YORK, NY 10022-3212
PH (212) 935-4380 • FAX (212) 935-4388

March 3, 1992

Mr. John Caldwell
Senior Vice President
AIM Distributors, Inc.
11 Greenway Plaza, Suite 1919
Houston, TX 77046

Dear Mr. Carmichael:

In continuation of my discussions and as written confirmation of our agreement with Mr. Wayne Lazier of AIM, kindly note the following changes to our relationship with AIM effective July 1, 1992.

1. DTI Financial is discontinuing our retail brokerage business. We are transferring our clients and related relationships to:

   Victorson Associates, Inc.
   321 Middle Country Road
   Smithtown, NY 11787

2. Mr. Marc Stashower, Vice President at DTI Financial who has been handling our retail client relationships since 1985 is going to be joining Victorson Associates, Inc. effective July 1, 1992. He will continue to be the contact point for all of DTI Financial clients.

3. Kindly continue to send us all commissions and 12(b) fees under our contracts with AIM distributors for business written through June 30, 1992. Effective July 1, 1992 all commissions and 12(b) fees should be sent to Victorson Associates through their broker/dealer relationship with AIM.

If there is any problem with this transfer of clients and payments, kindly let me know. In that event kindly send all checks to DTI Financial and we will forward them to Victorson Associates.

Let me take this opportunity to thank AIM Distributors for having done a great job in working with us on the investments for our clients. I would also like to take this opportunity to bring to your attention the outstanding support that Mr. Wayne Lazier from AIM has provided us in servicing our relationship. With best wishes,

Sincerely,



Deepak Gulati
President

Cc: Broker/Dealer Relationships
AIM Distributors, Inc.
11 Greenway Plaza, Suite 1919
Houston, TX 77046

Marc Stashower
DTI Financial, Inc

12B-1 Fees and Commissions Owed to DTI Financial, Inc. by AIM

Exhibit 3

Year	Month	Commission Amount Paid	Unpaid Commission Amounts Due	12B-1 Trail Amount Paid	AIM statement Funds under Management ($000's)	Value Of NASDAQ Index	Estimated Funds Under Management (Adjusted for Changes in NASDAQ Value) ($000's)	Unpaid 12B-1 Fees Due (1.25%)	Trail Period	Trade Dollars
1992	1	$ 12,017.36		$ 5,207.68					7-91 to 12-91	$ 3,479,114
	2	12,254.14								
	3	8,208.92								
	4	5,000.00 (Est.)								
	5	4,000.00 (Est)								
	6	3,000.00 (Est).								
	7*	1,460.73 (Actual)		7,122.59	2,756.00	580	2,756.00	$ -	1-92 to 6-92	2,756,310
	8		$ 1,448.28							
	9		1,435.83							
	10		1,423.38							
	11		1,410.93							
	12		1,398.48							
1993	1		1,386.03			696	3,307.00	$ 4,133.75		
	2		1,373.58							
	3		1,361.13							
	4		1,348.68							
	5		1,336.23							
	6		1,323.78							
	7		1,311.33			704	3,345.00	4,181.25		
	8		1,298.88							
	9		1,286.43							
	10		1,273.98							
	11		1,261.53							
	12		1,249.08							
1994	1		1,236.63			800	3,801.00	4,751.25		
	2		1,224.18							
	3		1,211.73							
	4		1,199.28							
	5		1,186.83							
	6		1,174.38							
	7		1,161.93			722	3,429.00	4,286.25		
	8		1,149.48							
	9		1,137.03							
	10		1,124.58							
	11		1,112.13							
	12		1,099.68							
1995	1		1,087.23			755	3,587.00	4,483.75		
	2		1,074.78							
	3		1,062.33							
	4		1,049.88							
	5		1,037.43							

12B-1 Fees and Commissions Owed to DTI Financial, Inc. by AIM

Exhibit 3

Year	Month	Commission Amount Paid	Unpaid Commission Amounts Due	12B-1 Trail Amount Paid	AIM statement Funds under Management ($000's)	Value Of NASDAQ Index	Estimated Funds Under Management (Adjusted for Changes In NASDAQ Value) ($000's)	Unpaid 12B-1 Fees Due (1.25%)	Trail Period	Trade Dollars
	6		1,024.98							
	7		1,012.53			1,001	4,756.00	5,945.00		
	8		1,000.08							
	9		987.63							
	10		975.18							
	11		962.73							
	12		950.28							
1996	1		937.83			1,059	5,032.00	6,290.00		
	2		925.38							
	3		912.93							
	4		900.48							
	5		888.03							
	6		875.58							
	7		863.13			1,080	5,131.00	6,413.75		
	8		850.68							
	9		838.23							
	10		825.78							
	11		813.33							
	12		800.88							
1997	1		788.43			1,379	6,552.00	8,190.00		
	2		775.98							
	3		763.53							
	4		751.08							
	5		738.63							
	6		726.18							
	7		713.73			1,593	7,569.00	9,461.25		
	8		701.28							
	9		688.83							
	10		676.38							
	11		663.93							
	12		651.48							
1998	1		639.03			1,581	7,512.00	9,390.00		
	2		626.58							
	3		614.13							
	4		601.68							
	5		589.23							
	6		576.78							
	7		564.33			1,914	9,094.00	11,367.50		
	8		551.88							
	9		539.43							
	10		526.98							

12B-1 Fees and Commissions Owed to DTI Financial, Inc. by AIM

Exhibit 3

Year	Month	Commission Amount Paid	Unpaid Commission Amounts Due	12B-1 Trail Amount Paid	AIM statement Funds under Management ($000's)	Value Of NASDAQ Index	Estimated Funds Under Management (Adjusted for Changes in NASDAQ Value) ($000's)	Unpaid 12B-1 Fees Due (1.25%)	Trail Period	Trade Dollars
	11		514.53							
	12		502.08							
1999	1		489.63			2,209	10,496.00	13,120.00		
	2		477.18							
	3		464.73							
	4		452.28							
	5		439.83							
	6		427.38							
	7		414.93			2,705	12,856.00	16,070.00		
	8		402.48							
	9		390.03							
	10		377.58							
	11		365.13							
	12		352.68							
2000	1		340.23			4,131	19,629.00	24,536.25		
	2		327.78							
	3		315.33							
	4		302.88							
	5		290.43							
	6		277.98							
	7		265.53			3,931	18,554.00	23,705.00		
	8		253.08							
	9		240.63							
	10		228.18							
	11		215.73							
	12		203.28							
2001	1		190.83			2,470	10,835.00	13,543.75		
	2		178.38							
	3		165.93							
	4		153.48			1,625	6,771.00	4,231.88		
	5		141.03							
	6									2,707,640.56
	7	126.63		1,687.69	2,707.00	2,148	2,707.00	0	1,687.69	4/01/01 to 6/30/01 AIM resumed
	Total		$ 84,233.53					$ 174,100.63	1,687.69	12B-1 fees /commisions

Total Commissions and 12B-1 Fees Due = $84,233.53 + $174,100.62 = $ 258,334.15

* Last commisions and 12B-1 Fees DTI Received

Pre-Judgment Interest Owed to DTI Financial, Inc. by AIM **Exhibit 4**

Interest Rate: 10%

Year	Month	Unpaid Commission Amounts Due	Unpaid 12B-1 Fees Due (1.25%)	Total Unpaid Amounts	Number of Months	Total Pre-Judgment Interest
1992	8	$ 1,448.28		$ 1,448.28	151.17	$ 1,824.43
	9	1,435.83		1,435.83	150.13	1,796.38
	10	1,423.38		1,423.38	149.13	1,768.95
	11	1,410.93		1,410.93	148.10	1,741.32
	12	1,398.48		1,398.48	147.10	1,714.30
1993	1	1,386.03	$ 4,133.75	5,519.78	146.07	6,718.80
	2	1,373.58		1,373.58	145.03	1,660.12
	3	1,361.13		1,361.13	144.10	1,634.49
	4	1,348.68		1,348.68	143.07	1,607.93
	5	1,336.23		1,336.23	142.07	1,581.95
	6	1,323.78		1,323.78	141.03	1,555.81
	7	1,311.33	4,181.25	5,492.58	140.03	6,409.54
	8	1,298.88		1,298.88	139.00	1,504.54
	9	1,286.43		1,286.43	137.97	1,479.04
	10	1,273.98		1,273.98	136.97	1,454.11
	11	1,261.63		1,261.63	135.93	1,429.15
	12	1,249.08		1,249.08	134.93	1,404.52
1994	1	1,236.63	4,751.25	5,987.88	133.90	6,681.48
	2	1,224.18		1,224.18	132.87	1,355.44
	3	1,211.73		1,211.73	131.93	1,332.23
	4	1,199.28		1,199.28	130.90	1,308.21
	5	1,186.83		1,186.83	129.90	1,284.74
	6	1,174.38		1,174.38	128.87	1,261.15
	7	1,161.93	4,286.25	5,448.18	127.87	5,805.34
	8	1,149.48		1,149.48	126.83	1,214.94
	9	1,137.03		1,137.03	125.80	1,191.99
	10	1,124.58		1,124.58	124.80	1,169.56
	11	1,112.13		1,112.13	123.77	1,147.04
	12	1,090.68		1,099.68	122.77	1,125.03
1995	1	1,087.23	4,483.75	5,570.98	121.73	5,651.45
	2	1,074.78		1,074.78	120.70	1,081.05
	3	1,062.33		1,062.33	119.77	1,060.26
	4	1,049.88		1,049.88	118.73	1,038.80
	5	1,037.43		1,037.43	117.73	1,017.83
	6	1,024.98		1,024.98	116.70	996.79
	7	1,012.53	5,945.00	6,957.53	115.70	6,708.22
	8	1,000.08		1,000.08	114.67	955.63
	9	987.63		987.63	113.63	935.23
	10	975.18		975.18	112.63	915.31
	11	962.73		962.73	111.60	895.34
	12	950.28		950.28	110.60	875.84
1996	1	937.83	6,290.00	7,227.83	109.57	6,599.41
	2	925.38		925.38	108.53	836.95
	3	912.93		912.93	107.57	818.34
	4	900.48		900.48	106.53	799.43
	5	888.03		888.03	105.53	780.07
	6	875.58		875.58	104.50	762.48
	7	863.13	6,413.75	7,276.88	103.50	6,276.31
	8	850.68		850.68	102.47	726.39
	9	838.23		838.23	101.43	708.54
	10	825.78		825.78	100.43	691.13
	11	813.33		813.33	99.40	673.71
	12	800.88		800.88	98.40	656.72
1997	1	788.43	8,190.00	8,978.43	97.37	7,285.00
	2	775.98		775.98	96.33	622.94
	3	763.53		763.53	95.40	607.01
	4	751.08		751.08	94.37	590.64
	5	738.63		738.63	93.37	574.70

Pre-Judgment Interest Owed to DTI Financial, Inc. by AIM

Exhibit [illegible]

Interest Rate: 10%

Year	Month	Unpaid Commission Amounts Due	Unpaid 12B-1 Fees Due (1.25%)	Total Unpaid Amounts	Number of Months	Total Pre-Judgment Interest
	6	726.18		726.18	92.33	558.76
	7	713.73	9,461.25	10,174.98	91.33	7,744.29
	8	701.28		701.28	90.30	527.71
	9	688.83		688.83	89.27	512.41
	10	676.38		676.38	88.27	497.52
	11	663.93		663.93	87.23	482.64
	12	651.48		651.48	86.23	468.16
1998	1	639.03	9,390.00	10,029.03	85.20	7,120.61
	2	626.58		626.58	84.17	439.48
	3	614.13		614.13	83.23	425.97
	4	601.68		601.68	82.20	412.15
	5	589.23		589.23	81.20	398.71
	6	576.78		576.78	80.17	385.32
	7	564.33	11,367.50	11,931.83	79.17	7,871.69
	8	551.88		551.88	78.13	359.34
	9	539.43		539.43	77.10	346.58
	10	526.98		526.98	76.10	334.19
	11	514.53		514.53	75.07	321.87
	12	502.08		502.08	74.07	309.89
1999	1	489.63	13,120.00	13,609.63	73.03	8,282.97
	2	477.18		477.18	72.00	286.31
	3	464.73		464.73	71.07	275.22
	4	452.28		452.28	70.03	263.96
	5	439.83		439.83	69.03	253.02
	6	427.38		427.38	68.00	242.18
	7	414.93	16,070.00	16,484.93	67.00	9,204.09
	8	402.48		402.48	65.97	221.25
	9	390.03		390.03	64.93	211.05
	10	377.58		377.58	63.93	201.17
	11	365.13		365.13	62.90	191.39
	12	352.68		352.68	61.90	181.92
2000	1	340.23	24,536.25	24,876.48	60.87	12,617.90
	2	327.78		327.78	59.83	163.43
	3	315.33		315.33	58.87	154.69
	4	302.88		302.88	57.83	145.97
	5	290.43		290.43	56.83	137.55
	6	277.98		277.98	55.80	129.26
	7	265.53	23,705.00	23,970.53	54.80	10,946.54
	8	253.08		253.08	53.77	113.39
	9	240.63		240.63	52.73	105.74
	10	228.18		228.18	51.73	98.37
	11	215.73		215.73	50.70	91.15
	12	203.28		203.28	49.70	84.19
2001	1	190.83	13,543.75	13,734.58	48.67	5,570.14
	2	178.38		178.38	47.63	70.81
	3	165.93		165.93	46.70	64.57
	4	153.48	4,231.88	4,385.36	45.67	1,668.87
	5	141.03		141.03	44.67	52.49
	6			-	-	-
	7		0	-	-	-
Total		$ 84,233.53	$ 174,100.63	$ 256,885.88		$ 194,027.42